FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Engelman, David S.	2. Issuer Name and Ticker or Trading Symbol MGIC Investment Corporation (MTG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) P.O. Box 648	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/31/2003
(Street) Rancho Santa Fe, CA 90267		5. If Amendment, Date of Original (Month/Day/Year) 03/03/2003(1)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/28/03		A		861(2)	A	$39.46		D
Common Stock	02/28/03		A		1,291(3)	A	---	7,461.80	D
Common Stock	N/A	N/A						6,397(4)	I	By Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
NONE

Explanation of Responses:

(1) This amended Form 4 is being filed to correct a rounding error on the original Form 4 and to attach a copy of the power of attorney under which both the original Form 4 and this amended Form 4 are being signed and filed.
(2) These shares were acquired by the reporting person under the Issuer's 2002 Stock Incentive Plan.
(3) Pursuant to the Issuer's 2002 Stock Incentive Plan, the reporting person is awarded one and one-half (1 1/2) shares of restricted Common Stock for each share of Common Stock acquired by the reporting person under the Plan.
(4) These shares are owned by a trust of which the reporting person is a trustee and, with members of his immediate family, a beneficiary. The reporting person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the trust.
(5) This form is signed by the reporting person's attorney-in-fact pursuant to the attached power of attorney.

By: /s/ Dan D. Stilwell Dan D. Stilwell, Attorney-in-fact(5) **Signature of Reporting Person	March 31, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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Power of Attorney Regarding Form 4 and Form 5

KNOW ALL BY THESE PRESENTS, that the undersigned, a director of
MGIC Investment Corporation (the "Company") hereby appoints each person who is the Chief Financial Officer, the Chief Accounting
Officer, the General Counsel, the Associate General Counsel or
the Assistant General Counsel of the Company as the attorney-in-fact and agent of the undersigned to sign the undersigned's name to any
Form 4 or Form 5 to be filed with the Securities and Exchange
Commission or any securities exchange.  Each of the persons
authorized to act as such attorney-in-fact and agent above may do so separately without the concurrence of the other persons.  The authority granted hereunder is granted to the person occupying the position specified at the time such authority is exercised.

Dated:   February 3, 2003

      /s/ David S. Engelman

      Please print name: David S. Engelman